-------------------------
CUSIP No. 64120S109                    13G
-------------------------






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*



                      Network Access Solutions Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64120S109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  March 7, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, MEXICO
                           Telephone: 011-525-540-9200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|  Rule 13d-1(b)
        |X|  Rule 13d-1(c)
        |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Carlos Slim Helu

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|

                                                                       (b)|_|

   3  SEC USE ONLY

   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
                           5    SOLE VOTING POWER

                                - 0 -
      NUMBER OF
       SHARES              6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,777,773
        EACH
      REPORTING            7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    - 0 -

                           8    SHARED DISPOSITIVE POWER

                                2,777,773

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,777,773 (see Item 4(a))

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.8% (see Item 4(b))

  12  TYPE OF REPORTING PERSON*

      IN
                      *SEE INSTRUCTION BEFORE FILLING OUT!

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Carlos Slim Domit

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|

                                                                       (b)|_|

   3  SEC USE ONLY

   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
                           5    SOLE VOTING POWER

                                - 0 -
      NUMBER OF
       SHARES              6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,777,773
        EACH
      REPORTING            7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    - 0 -

                           8    SHARED DISPOSITIVE POWER

                                2,777,773

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,777,773 (see Item 4(a))

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.8% (see Item 4(b))

  12  TYPE OF REPORTING PERSON*

      IN
                      *SEE INSTRUCTION BEFORE FILLING OUT!

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marco Antonio Slim Domit

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|

                                                                       (b)|_|

   3  SEC USE ONLY

   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
                           5    SOLE VOTING POWER

                                - 0 -
      NUMBER OF
       SHARES              6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,777,773
        EACH
      REPORTING            7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    - 0 -

                           8    SHARED DISPOSITIVE POWER

                                2,777,773

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,777,773 (see Item 4(a))

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.8% (see Item 4(b))

  12  TYPE OF REPORTING PERSON*

      IN
                      *SEE INSTRUCTION BEFORE FILLING OUT!

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Patrick Slim Domit

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|

                                                                       (b)|_|

   3  SEC USE ONLY

   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
                           5    SOLE VOTING POWER

                                - 0 -
      NUMBER OF
       SHARES              6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,777,773
        EACH
      REPORTING            7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    - 0 -

                           8    SHARED DISPOSITIVE POWER

                                2,777,773

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,777,773 (see Item 4(a))

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.8% (see Item 4(b))

  12  TYPE OF REPORTING PERSON*

      IN
                      *SEE INSTRUCTION BEFORE FILLING OUT!

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Maria Soumaya Slim Domit

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|

                                                                       (b)|_|

   3  SEC USE ONLY

   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
                           5    SOLE VOTING POWER

                                - 0 -
      NUMBER OF
       SHARES              6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,777,773
        EACH
      REPORTING            7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    - 0 -

                           8    SHARED DISPOSITIVE POWER

                                2,777,773

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,777,773 (see Item 4(a))

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.8% (see Item 4(b))

  12  TYPE OF REPORTING PERSON*

      IN
                      *SEE INSTRUCTION BEFORE FILLING OUT!

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vanessa Paolo Slim Domit

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|

                                                                       (b)|_|

   3  SEC USE ONLY

   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
                           5    SOLE VOTING POWER

                                - 0 -
      NUMBER OF
       SHARES              6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,777,773
        EACH
      REPORTING            7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    - 0 -

                           8    SHARED DISPOSITIVE POWER

                                2,777,773

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,777,773 (see Item 4(a))

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.8% (see Item 4(b))

  12  TYPE OF REPORTING PERSON*

      IN
                      *SEE INSTRUCTION BEFORE FILLING OUT!

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Johanna Monique Slim Domit

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|

                                                                       (b)|_|

   3  SEC USE ONLY

   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
                           5    SOLE VOTING POWER

                                - 0 -
      NUMBER OF
       SHARES              6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,777,773
        EACH
      REPORTING            7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    - 0 -

                           8    SHARED DISPOSITIVE POWER

                                2,777,773

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,777,773 (see Item 4(a))

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.8% (see Item 4(b))

  12  TYPE OF REPORTING PERSON*

      IN
                      *SEE INSTRUCTION BEFORE FILLING OUT!

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Carso Global Telecom, S.A. de C.V.

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|

                                                                       (b)|_|

   3  SEC USE ONLY

   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
                           5    SOLE VOTING POWER

                                - 0 -
      NUMBER OF
       SHARES              6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,777,773
        EACH
      REPORTING            7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    - 0 -

                           8    SHARED DISPOSITIVE POWER

                                2,777,773

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,777,773 (see Item 4(a))

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.8% (see Item 4(b))

  12  TYPE OF REPORTING PERSON*

      CO, HC
                      *SEE INSTRUCTION BEFORE FILLING OUT!

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telefonos de Mexico, S.A. de C.V.

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|

                                                                       (b)|_|

   3  SEC USE ONLY

   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
                           5    SOLE VOTING POWER

                                - 0 -
      NUMBER OF
       SHARES              6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,777,773
        EACH
      REPORTING            7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    - 0 -

                           8    SHARED DISPOSITIVE POWER

                                2,777,773

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,777,773 (see Item 4(a))

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.8% (see Item 4(b))

  12  TYPE OF REPORTING PERSON*

      CO
                      *SEE INSTRUCTION BEFORE FILLING OUT!

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telemex Communications LLC

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|

                                                                       (b)|_|

   3  SEC USE ONLY

   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
                           5    SOLE VOTING POWER

                                - 0 -
      NUMBER OF
       SHARES              6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,419,350
        EACH
      REPORTING            7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    - 0 -

                           8    SHARED DISPOSITIVE POWER

                                2,419,350

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,419,350 (see Item 4(a))

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|*


  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.1% (see Item 4(b))

  12  TYPE OF REPORTING PERSON*

      00, HC
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a)       Name of Issuer:

               Network Access Solutions Corporation (the "Issuer")

     (b)       Address of Issuer's Principal Executive Offices:

               100 Carpenter Drive
               Sterling, VA  20164

Item 2.

     (a) Name of Persons Filing:

         This Statement is filed, pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

         (1)

         Mr. Carlos Slim Helu, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit, Ms. Johanna Monique Slim Domit (collectively, the "Slim Family"), directly and indirectly own a majority of the outstanding voting equity securities of Carso Global Telecom, S.A. de C.V. ("CGT").

         (2)

         CGT is a holding company with interests in telecommunications and media companies.

         CGT may be deemed to control Telefonos de Mexico, S.A. de C.V. ("Telmex") through the regular voting shares of Telmex that it owns directly as well as through its interest in a trust (the "Control Trust") that owns all of the outstanding Series AA shares, without par value ("AA Shares"), of Telmex. The principal beneficiaries of the Control Trust are CGT, which owns a 45.0% economic and voting interest in the trust, SBC Communications, Inc. ("SBC"), which owns a 24.5% economic and voting interest in the trust, and France Telecom, which owns a 24.5% economic and voting interest in the trust. Under the terms of the Control Trust, the trustee must vote all shares held in the Control Trust as instructed by a simple majority of the members of a technical committee appointed by the trust's beneficiaries (except in the case of certain significant corporate matters). The Control Trust entitles CGT to appoint a majority of the members of such technical committee; therefore, CGT may be deemed to control the Control Trust.

         Through its ownership of all the outstanding AA Shares, the Control Trust owns a majority of Telmex's outstanding regular voting equity securities. Therefore, through the Control Trust, CGT may be deemed to control Telmex.

         (3)

         Telmex is the leading provider of local and long distance telephone services in Mexico. The Shares beneficially owned by Telmex are owned indirectly through Telmex Communications LLC ("Telmex Communications") and Inmobiliaria Aztlan, S.A. de C.V. ("Aztlan"), each a wholly-owned subsidiary of Telmex.

         (4)

         Telmex Communications is a holding company with portfolio investments in various companies.


     (b) Address of Principal Business Office:

         (i) The principal business address for each member of the Slim
     Family is:

         Paseo de las Palmas 736
         Colonia Lomas de Chapultepec
         Mexico, Mexico D.F. 11000

         (ii) CGT's principal business address is:

         Insurgentes Sur 1500, NOT 1500
         Colonia Pena Pobre
         Tlalpan, Mexico D.F., 14060

         (iii) Telmex's principal business address is:

         Parque Via 190
         Oficina 1016
         Colonia Cuauhtemoc
         Mexico, Mexico D.F. 06599

         (iv) Telmex Communications' principal business address is:

         c/o Telmex International, Inc.
         9444 Farnham Street , Suite 200
         San Diego, CA  92123

     (c) Citizenship:

         Each member of the Slim Family is a Mexican citizen. CGT and Telmex are Mexican corporations and Telmex Communications is a Delaware limited liability company.

     (d) Title of Class of Securities:

         Common Stock, par value $0.001 per share ("Common Stock")

    (e)  CUSIP Number:

         64120S109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a(n):

     (a)  |_| Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
              78o)

     (b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) |_| Investment Company registered under Section 8 of the Investment Company Act (15 (U.S.C. 80a-8)

     (e) |_| Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940

                    (15 U.S.C. 80b-3) or under the laws of any state.

     (f) |_| Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

     (g) |_| Parent Holding Company or Control Person in accordance withs s.240.13d-1(b)(ii)(G)

     (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j)  |_| Group in accordance withss.240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

     (a)  Amount Beneficially Owned:

          Telmex Communications directly owns, as of March 17, 2000, 750,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Issuer ("Convertible Preferred Stock"). Each share of Convertible Preferred Stock is convertible at any time, at the option of Telmex Communications, into Common Stock which, if converted, would result in Telmex Communications directly owning 2,419,350 shares of Common Stock. For purposes of this Statement, all shares of Convertible Preferred Stock held by Telmex Communications are deemed to have been converted by Telmex Communications into shares of Common Stock. Telmex, as the sole member of Telmex Communications, and through its wholly-owned subsidiary, Aztlan, indirectly owns 2,777,773 shares of Common Stock. CGT, which has the power to control Telmex, may be deemed to beneficially own the 2,777,773 shares of Common Stock indirectly owned by Telmex. Because the Slim Family owns a majority of the outstanding voting equity securities of CGT, which has the power to control Telmex, the Slim Family may be deemed to beneficially own the 2,777,773 shares of Common Stock indirectly owned by Telmex.

    (b)   Percent of Class:

          The shares of Common Stock held by (i) the Slim Family, CGT and Telmex constitute approximately 5.8% of the outstanding Common Stock of the Issuer, and (ii) Telmex Communications constitute approximately 5.1% of the outstanding Common Stock of the Issuer (based on the Issuer's most recently filed quarterly report, and counting the shares of Convertible Preferred Stock held by Telmex Communications as converted into shares of Common Stock).

     (c)  Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote:

                  -0-

            (ii)  Shared power to vote or to direct the vote:

                  2,777,773 shares of Common Stock (in the case of the Slim Family, CGT and Telmex)
                  2,419,350 shares of Common Stock (in the case of Telmex Communications)

           (iii)  Sole power to dispose or to direct the disposition of:

                  -0-

            (iv)  Shared power to direct the disposition of:

                  2,777,773 shares of Common Stock (in the case of the Slim Family, CGT and Telmex)
                  2,419,350 shares of Common Stock (in the case of Telmex Communications)


Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:


Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.


Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10.Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13G is true, complete and correct.


                                           |
        Carlos Slim Helu                   |
                                           |
        --------------------------         |
                                           |
        Carlos Slim Domit                  |
                                           |             By: /s/ Adolfo Cerezo
        --------------------------         |                 ------------------
                                           |                 Adolfo Cerezo P.
        Marco Antonio Slim Domit           |                 Attorney-in-Fact
                                           |                 March 17, 2000
        --------------------------         |
                                           |
        Patrick Slim Domit                 |
                                           |
        --------------------------         |
                                           |
        Maria Soumaya Slim Domit           |
                                           |
        --------------------------         |
                                           |
        Vanessa Paola Slim Domit           |
                                           |
        --------------------------         |
                                           |
        Johanna Monique Slim Domit         |
                                           |
        --------------------------         |
                                           |
        CARSO GLOBAL TELECOM, S.A. DE C.V. |
                                           |
        --------------------------         |
        By:  Eduardo Valdes                |
        Title:  Attorney-in-Fact           |
                                           |
                                           |
        TELEPHONOS DE MEXICO, S.A. DE C.V. |
                                           |
        --------------------------         |
        By:  Adolfo Cerezo P.              |
        Title:  Chief Financial Officer    |
                                           |
        TELEMEX COMMUNICATIONS LLC         |
                                           |
        --------------------------         |
        By:  Adolfo Cerezo P.              |
        Title:  Chief Financial Officer    |

                                POWER OF ATTORNEY

     I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.


                                          /s/ Carlos Slim Helu
                                          --------------------
March 17, 2000                            By: Carlos Slim Helu

                                POWER OF ATTORNEY

     I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.


                                         /s/ Carlos Slim Domit
                                         ---------------------
March 17, 2000                           By: Carlos Slim Domit

                                POWER OF ATTORNEY

     I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                           /s/ Marco Antonio Slim Domit
                                           ----------------------------
March 17, 2000                             By: Marco Antonio Slim Domit

                                POWER OF ATTORNEY

     I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                        /s/ Patrick Slim Domit
                                        ----------------------
March 17, 2000                          By: Patrick Slim Domit

                                POWER OF ATTORNEY

     I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                          /s/ Maria Soumaya Slim Domit
                                          ----------------------------
March 17, 2000                            By: Maria Soumaya Slim Domit

                                POWER OF ATTORNEY

     I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                           /s/ Vanessa Paola Slim Domit
                                           ----------------------------
March 17, 2000                             By: Vanessa Paola Slim Domit

                                POWER OF ATTORNEY

     I, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                           /s/ Johanna Monique Slim Domit
                                           ------------------------------
March 17, 2000                             By: Johanna Monique Slim Domit

                                POWER OF ATTORNEY

     The undersigned, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                          CARSO GLOBAL TELECOM, S.A. DE C.V.

                                          /s/ Eduardo Valdes
                                          ---------------------------------
March 17, 2000                            By: Eduardo Valdes
                                              Title:  Attorney-in-Fact

                                POWER OF ATTORNEY

     The undersigned, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                         TELEFONOS DE MEXICO, S.A. DE C.V.

                                         /s/ Adolfo Cerezo
                                         ---------------------------------
March 17, 2000                           By:  Adolfo Cerezo P.
                                         Title: Chief Financial Officer

                                POWER OF ATTORNEY

     The undersigned, a holder of Series B Convertible Preferred Shares, $.001 par value per share (the "Securities"), of Network Access Solutions Corporation, a corporation organized under the laws of Delaware (the "Company"), which Securities are convertible into common stock, $.001 par value per share, which are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Adolfo Cerezo my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or
Schedule 13D or 13G (the "Filings") and any and all amendments thereto and any other document relating thereto, and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and other document relating thereto and any exhibit thereto with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               TELMEX COMMUNICATIONS LLC

                                               /s/ Adolfo Cerezo
                                               --------------------------
March 17, 2000                                 By:  Adolfo Cerezo P.
                                               Title: Chief Financial Officer

                             JOINT FILING AGREEMENT

     THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 17th day of March 2000, by and between Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Carso Global Telecom, S.A. de C.V., Telefonos de Mexico, S.A. de C.V. and Telmex Communications LLC.

     The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on any Form 3, 4 or 5 or Schedule 13D or Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of any securities of Network Access Solutions Corporation that are required to be reported on any such Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

         Carlos Slim Helu

         ---------------------------

         Carlos Slim Domit                           By: /s/ Adolfo Cerezo
                                                        -----------------
         ---------------------------                    Adolfo Cerezo P.
                                                        Attorney-in-Fact
         Marco Antonio Slim Domit                       March 17, 2000

         ---------------------------

         Patrick Slim Domit

        ---------------------------

         Maria Soumaya Slim Domit

        ---------------------------

         Vanessa Paola Slim Domit

        ---------------------------

         Johanna Monique Slim Domit

        ---------------------------


         CARSO GLOBAL TELECOM, S.A. DE C.V.

         ---------------------------
         By:  Eduardo Valdes
         Title:  Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.

         ---------------------------
         By:  Adolfo Cerezo P.
         Title: Chief Financial Officer

         TELMEX COMMUNICATIONS LLC


         ---------------------------
         By:  Adolfo Cerezo P.
         Title:  Chief Financial Officer